

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Victor G. Dodig
President and Chief Executive Officer
Canadian Imperial Bank of Commerce
81 Bay Street, CIBC Square
Toronto, Ontario, Canada M5J 0E7

> **Re: Canadian Imperial Bank of Commerce**
> **Registration Statement on Form F-3**
> **Filed June 6, 2023**
> **File No. 333-272447**

Dear Victor G. Dodig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Edward S. Best, Esq.